2AQ Putnam Research Fund attachment
1/31/04 Semi-annual

Putnam Management has agreed to assume certain expenses incurred by the fund in connection with allegations of improper short-term trading activity. During the funds period ended January 31, 2004, legal, shareholder servicing and communication, audit, and Trustee fees incurred by the fund and assumed by Putnam Management were $39,557.

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

74U1	(000s omitted)

Class A	72,945
Class B	40,404
Class C	4,727

74U2	(000s omitted)

Class M	2,193
Class R	72
Class Y	10,079

74V1

Class A	13.06
Class B	12.49
Class C	12.57

74V2

Class M	12.68
Class R	13.03
Class Y	13.16

On February 19, 2004, Putnam Management made a restitution payment of approximately $1.8 million to the fund, representing $.014 per share outstanding as of such date, in respect of a failure to follow error-correction procedures in connection with a January 2001 shareholder investment, which led to losses in the fund. As a result of this restitution payment, the funds net asset values for each day during the period from January 5, 2001 through January 31, 2004 increased by $0.01 to $0.02 per share, depending on rounding.